Filed by J.P. Morgan Chase & Co. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation Subject Company’s Exchange Act File No.: 001-15323

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the Securities and Exchange Commission (SEC) and available at the SEC’s Internet site (http://www.sec.gov).

J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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For Immediate Release

JPMORGAN CHASE AND BANK ONE ANNOUNCE BOARD OF DIRECTORS FOR COMBINED COMPANY

     New York, May 3, 2004 — J.P. Morgan Chase & Co. (NYSE: JPM) and Bank One Corporation (NYSE: ONE) announced today the anticipated Board of Directors of J.P. Morgan Chase & Co. effective upon the completion of the merger.

JPMorgan Chase and Bank One currently expect that the proposed merger will close in mid-2004. The merger is subject to stockholder approval and to receipt of regulatory approvals. Stockholder meetings for both JPMorgan Chase and Bank One have been scheduled for May 25, 2004. At their annual meetings, stockholders will be asked to vote on the merger agreement, elect their respective Boards of Directors and act on such other matters as are specified in the notice of meeting.

The Directors elected at the annual meetings on May 25 will serve until the merger is completed. Under the merger agreement, the Board of the combined company will have 16 members, consisting of eight Directors from each company. The eight Directors from JPMorgan Chase will include William B. Harrison, Jr., who will be Chairman and Chief Executive Officer, and seven other Directors designated by the JPMorgan Chase Board. The eight Directors from Bank One will include James Dimon, who will be President and Chief Operating Officer, and seven other Directors designated by the Bank One Board.

Subject to the election of each nominee as proposed at the JPMorgan Chase and Bank One annual meetings, the members of the Board of Directors upon the completion of the merger will be as follows. All of the Directors other than Messrs. Harrison and Dimon are independent under the definitions adopted by JPMorgan Chase and Bank One in accordance with New York Stock Exchange listing standards, and all are expected to be independent following the merger.

Hans W. Becherer, Retired Chairman & Chief Executive Officer, Deere & Company *

John H. Biggs, Former Chairman and Chief Executive Officer, TIAA-CREF *
Lawrence A. Bossidy, Retired Chairman of the Board, Honeywell International, Inc. *
Stephen B. Burke, President, Comcast Cable Communications, Inc. **
James S. Crown, President, Henry Crown and Company **
James Dimon **
Ellen V. Futter, President and Trustee, American Museum of Natural History *
William H. Gray, III, Retired President and Chief Executive Officer, The College Fund/UNCF *
William B. Harrison, Jr. *
Laban P. Jackson, Jr., Chairman and Chief Executive Officer, Clear Creek Properties, Inc. **
John W. Kessler, Owner of John W. Kessler Company **
Robert I. Lipp, Executive Chairman, St. Paul Travelers Companies, Inc. **
Richard A. Manoogian, Chairman and Chief Executive Officer, Masco Corporation **
David C. Novak, Chairman and Chief Executive Officer, Yum! Brands, Inc. **
Lee R. Raymond, Chairman of the Board and Chief Executive Officer, Exxon Mobil Corporation *
John R. Stafford, Retired Chairman of the Board, Wyeth *

*	designated by JPMorgan Chase

**	designated by Bank One

Both Messrs. Harrison and Dimon expressed their deep appreciation for the work of their respective Boards and for their support in establishing the Board structure of the merged company.

In connection with the proposed transaction, JPMorgan Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger and Bank One has filed a Definitive Proxy Statement on Schedule 14A with the SEC that also contains the joint proxy statement-prospectus. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by JPMorgan Chase and Bank One with the SEC, at the SEC’s internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, IL1-0738, Chicago, IL 60670, Attention: Investor Relations (312-732-4812).

Copies of the joint proxy statement-prospectus are being provided to all stockholders of record on April 2, 2004. Mailing of the joint proxy statement-prospectus commenced April 21, 2004.

Bank One Corporation (www.bankone.com) is the nation’s sixth-largest bank holding company, with assets of $320 billion. Bank One currently has more than 51 million credit cards issued, nearly 7 million retail households, and approximately 20,000 middle market customers. It also manages $188 billion of clients’ investment assets.

J.P. Morgan Chase & Co. (www.jpmorganchase.com) is a leading global financial services firm with assets of $801 billion and operations in more than 50 countries. The firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing, investment management, private banking and private equity. A component of the Dow Jones Industrial Average, J.P. Morgan Chase & Co. is headquartered in New York and serves more than 30 million consumers nationwide, and many of the world’s most prominent corporate, institutional and government clients.

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Media Contacts:

JPMorgan Chase	Joseph Evangelisti	(212) 270-7438

Bank One	Thomas A. Kelly	(312) 732-7007